SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 1-6747
THE GORMAN-RUPP COMPANY 401(k) PLAN
(Full title of the plan)

The Gorman-Rupp Company	305 Bowman Street	Mansfield, Ohio 44903

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)
************
The Exhibit Index is located at Page 16.

REQUIRED INFORMATION
Audited plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of the requirements of audited statements of financial condition and audited statements of income and changes in plan equity.
Financial Statements and Exhibits
A)	The following financial statements and schedules (including the report of Ernst & Young LLP) are filed as part of this annual report:
1)	Statements of Net Assets Available for Benefits — December 31, 2006 and 2005

2)	Statement of Changes in Net Assets Available for Benefits — Year ended December 31, 2006

3)	Schedule of Assets (Held at End of Year)

4)	Schedule of Reportable Transactions
B)	The following exhibit is filed as part of this annual report:
(23)	Consent of Independent Registered Public Accounting Firm

The Gorman-Rupp Company 401(k) Plan
Audited Financial Statements
and Supplemental Schedules
December 31, 2006 and 2005, and
Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm
The Plan Administrators
The Gorman-Rupp Company 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of The Gorman-Rupp Company 401(k) Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2006, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio
June 28, 2007

The Gorman-Rupp Company 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Assets
Investments, at fair value	$38,042,977	$26,192,033

Receivables:
Employer contribution	6,422	56,643
Participants contribution	28,837	253,558
Accrued interest	—	17,675

Total receivables	35,259	327,876

Net assets available for benefits	$38,078,236	$26,519,909

See accompanying notes.

The Gorman-Rupp Company 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions
Investment income:
Net appreciation in fair value of investments	$8,343,187
Interest and dividends	1,362,894

9,706,081

Contributions:
Participants	2,437,201
Employer	538,612
Rollovers	360,404

3,336,217

Total additions	13,042,298

Deductions
Benefits paid to participants	1,483,971

Net increase	11,558,327

Net assets available for benefits:
Beginning of year	26,519,909

End of year	$38,078,236

See accompanying notes.

The Gorman-Rupp Company 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005 and
Year ended December 31, 2006
1. Description of the Plan
The following description of The Gorman-Rupp Company 401(k) Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering substantially all employees of the Corporate, Mansfield and Industries Divisions of The Gorman-Rupp Company (Company and Plan Administrator) and Patterson Pump Company, a subsidiary of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Each year participants may contribute up to 40% of pretax annual compensation (15% for highly compensated employees), as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Effective August 1, 2000, the Company contributes 40% of the first 4% of compensation that a participant contributes to the Plan.
Upon enrollment, a participant may direct employee contributions in whole increments to any of the investment fund options offered by the Plan. Effective August 1, 2000, employer contributions are restricted to the Gorman-Rupp Company Common Stock Fund. Participants may change their investment options daily.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Participants are also fully vested in the Company contribution portion of their accounts plus actual earnings thereon.

The Gorman-Rupp Company
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The term of the loan shall not exceed 5 years, or 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate, as quoted in the Wall Street Journal. Principal and interest is paid ratably through payroll deductions.
Payment of Benefits
Upon retirement or termination of employment, a participant may receive a lump-sum amount equal to the vested value of his or her account. A lump-sum payment is required at a participant death.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The Company stock is valued at its quoted market price as of the last business day of the Plan’s year. The participant loans are valued at their outstanding balances, which approximate fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Gorman-Rupp Company
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Investments
During 2006, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net
Appreciation
in Fair Value
of Investments

Common stock	$7,319,610
Shares of registered investment companies	1,023,577

$8,343,187

Investments that represent 5% or more of the Plan’s net assets are as follows:

	2006	2005

The Gorman-Rupp Company Common Stock*	$13,913,779	$8,930,981
NYL Insurance Anchor Account I	3,461,392
Oppenheimer Value Fund A	2,074,178
American Century Income and Growth Fund		3,597,224
Allegiant Money Market Fund		3,631,760
AIM Balanced Fund		1,831,609
Franklin Small-Mid Cap Growth Fund		1,347,809

*	Non-participant-directed

The Gorman-Rupp Company
Notes to Financial Statements (continued)
4. Non-participant-Directed Investments
The Gorman-Rupp Company Common Stock Fund contains participant account balances that are both participant-directed and non-participant-directed. Because the fund contains balances that are non-participant-directed, the entire fund is considered non-participant-directed for disclosure purposes.
Information about the net assets and the significant components of changes in net assets related to non-participant-directed investments is as follows:

	December 31
	2006	2005

Net assets:
Investments, at fair value:
The Gorman-Rupp Company Common Stock	$13,913,779	$8,930,981
Contributions receivable	8,455	67,398

	$13,922,234	$8,998,379

Year Ended
December 31,
2006
Changes in net assets:
Contributions:
Participants	$284,929
Employer	573,577

858,506

The Gorman-Rupp Company Common Stock dividends	171,531
Net appreciation in fair value of common stock	7,319,610
Net transfers to participant directed funds	(3,053,089)
Distributions to participants	(372,703)

$4,923,855

The Gorman-Rupp Company
Notes to Financial Statements (continued)
5. Administrative Costs
Fees for legal, accounting, and other services rendered to the Plan are paid by the Company.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated May 14, 2004, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

The Gorman-Rupp Company 401(k) Plan
EIN #34-0253990          Plan #005
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2006

	Description of
	Investment Including
	Maturity Date, Rate
Identity of Issuer, Borrower,	of Interest, Par,			Current
Lessor, or Similar Party	or Maturity Value		Cost**	Value

The Gorman-Rupp Company Common Stock*	372,561.000	shares	$6,783,093	$13,913,779
NYL Insurance Achor Account 1				3,461,392
American Cap World Bond R3	22,976.000	shares		441,607
Fid Advisor Infat Prot Bond A	74,837.032	shares		797,763
MainStay High Yield Corp Bond A	42,267.851	shares		294,241
PIMCO Total Return Fund (A)	77,022.303	shares		799,491
Barclay LifePath Retire Fund I	18,758.335	shares		217,409
Barclays LifePath 2010 Fund I	44,213.996	shares		597,773
Barclays LifePath 2020 Fund I	98,807.047	shares		1,727,147
Barclays LifePath 2030 Fund I	37,908.886	shares		640,660
Barclays LifePath 2040 Fund I	11,668.340	shares		243,868
American Wash Mutual Inv Fund R3	32,355.463	shares		1,122,734
Fid Advisor Real Estate Fund A	13,495.878	shares		292,861
Franklin Income Fund A	670,917.585	shares		1,784,641
Franklin Mutual Shares Class A	34,337.176	shares		889,676
Oppenheimer Value Fund A	79,929.774	shares		2,074,178
Columbia Small Cap Val Fund A	10,254.433	shares		501,442
Davis New York Venture Fund (A)	20,260.683	shares		780,442
Fid Advisor Leveraged Co Stk A	20,694.929	shares		680,242
Fid Advisor New Insights A	30,957.374	shares		568,687
Fid Advisor Small Cap Fund A	38,342.083	shares		869,598
Fid Advisor Value Strategies A	8,579.380	shares		253,521
Lord Abbett Mid Cap Value A	13,820.514	shares		309,580
Lord Abbett Small Cap Blend A	16,923.609	shares		286,686
Royce Value Fund (Serv)	32,915.280	shares		364,043
RS Partners Fund	10,752.032	shares		376,859
T Row Price New Era Fund	9,567.428	shares		440,102
American EuroPacific Growth R3	19,038.700	shares		873,876
Fid Advisor Diversified Intl A	27,286.868	shares		621,595

The Gorman-Rupp Company 401(k) Plan
EIN #34-0253990          Plan #005
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year) (continued)

	Description of
	Investment Including
	Maturity Date, Rate
Identity of Issuer, Borrower,	of Interest, Par,			Current
Lessor, or Similar Party	or Maturity Value		Cost**	Value

Fid Advisor Intl Sm Cap Opp A	21,955.953	shares		345,367
Oppenheimer Global Fund (A)	6,315.815	shares		464,276
Templeton Foreign Fund	30,227.702	shares		412,306

Loan Fund*	At interest rates ranging from 4.00% to 8.25% with maturity date through 2016			595,135

				$38,042,977

*	Indicates party in interest to the Plan.

**	Cost is presented for non-participant-directed investments only.

The Gorman-Rupp Company 401(k) Plan
EIN: 34-0253990          Plan Number: 005
Schedule H, Line 4j – Schedule of Reportable Transactions
Year Ended December 31, 2006

					Current
					Value of
					Asset on
Identity of	Description	Purchase	Selling	Cost of	Transaction	Net
Party Involved	of Asset	Price	Price	Asset	Date	Gain

Category (i) – Single transactions in excess of 5% of plan assets

NYLIM	NYL Insurance Anchor Account I	$3,644,296		$3,644,296
	Barclays LifePath 2020 Fund I	$1,831,601		$1,831,601
	Oppenheimer Value Fund A	$1,988,573		$1,988,573
	Fid Advisor Small Cap Fund A	$1,347,809		$1,347,809
	Credit Suisse Large Cap Val A	$4,064,984		$4,064,984
	Credit Suisse Large Cap Val A		$2,004,147	$1,811,924	$2,004,147	$192,223

Category (iii) – Series of transactions in excess of 5% of plan assets

NYLIM	MainStay Cash Reserves Fund I		$3,697,553	$3,697,553	$3,697,553	$—
	NYL Insurance Anchor Account I	$5,208,119		$5,208,119
	NYL Insurance Anchor Account I		$1,871,135	$1,871,135	$1,871,135	$—
	Barclays LifePath 2020 Fund I	$2,181,782		$2,181,782
	American Wash Mutural Inv Fund R3	$1,380,683		$1,380,683
	Franklin Income Fund A	$1,638,843		$1,638,843
	Oppenheimer Value Fund A	$2,020,179		$2,020,179
	Fid Advisor Small Cap Fund A	$1,466,637		$1,466,637
	Credit Suisse Large Cap Val A	$4,248,083		$4,248,083
	Credit Suisse Large Cap Val A		$4,460,942	$4,264,673	$4,460,942	$196,269

SIGNATURES
          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GORMAN-RUPP COMPANY 401(k) PLAN

	By:	The Gorman-Rupp Company,
as Plan Administrator

Date: June 29, 2007	By:	/s/ JEFFREY S. GORMAN

Jeffrey S. Gorman,
Committee Member

Date: June 29, 2007	By:	/s/ ROBERT E. KIRKENDALL

Robert E. Kirkendall,
Committee Member

Date: June 29, 2007	By:	/s/ JUDITH L. SOVINE

Judith L. Sovine,
Committee Member

Date: June 29, 2007	By:	/s/ DAVID P. EMMENS

David P. Emmens,
Committee Member

EXHIBIT INDEX

		Pagination by
Exhibit		Sequential
Number	Description	Numbering System

23	Consent of Independent Registered Public Accounting Firm	17